3101 Western Ave. #600 Seattle, WA 98121	T 206.282.7100 F 206.284.6206

August 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Johnny Gharib, Esq.
Karen Ubell, Esq.

Re:	Request for Effectiveness for Cell Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-183037)

Dear Mr. Gharib and Ms. Ubell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Cell Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time, on August 29, 2012, or as soon thereafter as practicable. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our securities counsel, O’Melveny & Myers LLP, Attention: Eric Sibbitt, Esq., facsimile at (415) 984-8701. Mr. Sibbitt’s direct line is (415) 984-8777.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement. The Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Sibbitt or C. Brophy Christensen, Esq. of O’Melveny & Myers LLP at (415) 984-8777 and (415) 984-8793, respectively, to communicate any questions you might have regarding this letter or the Registration Statement. Thank you for your cooperation in this matter.

Very truly yours,

CELL THERAPEUTICS, INC.

By:	/s/ James A. Bianco, M.D.
Name: James A. Bianco, M.D.
Title: President and Chief Executive Officer

cc:	Jeffrey Riedler, Securities and Exchange Commission
Louis A. Bianco, Cell Therapeutics, Inc.
C. Brophy Christensen, Esq., O’Melveny & Myers LLP
Eric Sibbitt, Esq., O’Melveny & Myers LLP